February 8, 2023

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A of 1290 Funds (File Nos. 333-195390; 811-22959)

Dear Ms. Bentzinger:

On behalf of 1290 Funds (the “Trust”), set forth below are comments that you provided by telephone on January 27, 2023, concerning Post-Effective Amendment No. 51 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to 1290 Loomis Sayles Multi-Asset Income Fund (formerly known as 1290 DoubleLine Dynamic Allocation Fund). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2022, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	Summary Prospectus

a.

Comment: The first paragraph of the “Principal Investment Strategy” section provides that “[t]he Fund allocates its assets among asset classes and market sectors based upon the Sub-Adviser’s evaluation of global economic conditions and risk premiums of income producing asset classes (that is, the expected return to be received from investing in income producing asset classes that carry greater risk).” Please disclose the market sectors across which the Fund allocates its assets and provide any corresponding principal risks of such sectors.

Response: The Fund does not have a principal investment strategy to focus its investments in, or concentrate its investments in, any particular industry or sector, but the Fund may, from time to time, based on market or economic conditions, have significant positions in one or more sectors of the market. The Fund has revised the principal risk section in the summary prospectus to include the following general “Sector Risk” disclosure, which is introduced by a statement to that effect:

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006

T +1 202 778 9000 F +1 202 778 9100   klgates.com

U.S. Securities and Exchange Commission

February 8, 2023

Sector Risk — From time to time, based on market or economic conditions, the Fund may have significant positions in one or more sectors of the market. To the extent the Fund invests more heavily in particular sectors, its performance will be especially sensitive to developments that significantly affect those sectors. Individual sectors may be more volatile, and may perform differently, than the broader market. The industries that constitute a sector may all react in the same way to economic, political or regulatory events.

For the Fund, industry and sector allocation is a result of the then-current investment opportunities identified by the Fund’s portfolio managers pursuant to the principal investment strategy identified in the Fund’s prospectus. Accordingly, the Fund’s investments in an industry or sector will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by such industry or sector. Therefore, the Trust believes that the general “Sector Risk” disclosure is consistent with, and appropriately tailored to, the broad investment mandate of the Fund, and that no additional disclosure in the principal investment strategy or risk section is necessary.

b.

Comment: The first paragraph of the “Fixed Income Allocation –” sub-section of the “Principal Investment Strategy” section provides that “[t]he Fund typically expects to invest…up to 40% of its net assets in any of the following: bank loans, securitized instruments such as commercial and residential mortgage-backed securities, asset-backed securities, and collateralized loan obligations, floating or variable rate obligations, or emerging market debt.” Because the Fund may invest significantly in less liquid securities, please explain supplementally how the Adviser has determined that this strategy is appropriate for a mutual fund.

Response: The Trust believes that there is an active market, or there are other relevant measures of liquidity, for many, if not most, of such securities in which the Fund may invest and, at any rate, the Trust limits investments in illiquid securities to no more than 15% of the Fund’s net assets.

c.

Comment: The second paragraph of the “Fixed Income Allocation –” sub-section of the “Principal Investment Strategy” section provides that “[t]he Fund may invest in fixed income securities of any credit quality, including below investment grade securities (commonly known as “junk bonds”).” Please disclose whether the Fund may invest in securities that are in default as part of its principal investment strategy.

Response: The Trust has revised the second paragraph of the “Fixed Income Allocation –” sub-section of the “Principal Investment Strategy” section to include the following disclosure: “The Fund does not normally invest in securities that are in default or have defaulted with respect to the payment of interest or repayment of principal, but may do so depending on market or other conditions. The Fund may continue to hold securities that go into default.”

d.	Comment: Please disclose any criteria as to maturity that the Fund may use with respect to its investments in fixed income securities.

Response: The Fund does not have specific criteria with respect to the maturity of the fixed income securities in which it may invest. The Trust has revised the sentence referenced in comment c above to read as follows: “The Fund may invest in fixed income securities of any maturity or credit quality, including below investment grade securities (commonly known as “junk bonds”).”

U.S. Securities and Exchange Commission

February 8, 2023

The Fund also does not have specific criteria with respect to the duration of the fixed income securities in which it may invest; although, as stated in its summary prospectus, “[u]nder normal market conditions, the weighted average effective duration of the Fund’s fixed income allocation is expected to range from zero to seven years.”

e.

Comment: We note that the Fund may invest in ETFs; however, the fee table does not have a line item for “acquired fund fees and expenses”; please confirm that those fees and expenses will not exceed one basis point.

Response: The Trust has updated the Fund’s fee table, and the updated fee table includes a line item for acquired fund fees and expenses.

f.

Comment: The Market Risk disclosure provides that “…[t]he U.S. Federal Reserve [(“Fed”)] has invested or otherwise made available substantial amounts of money to keep credit flowing through short-term money markets and has signaled that it will continue to adjust its operations as appropriate to support short-term money markets. Amid these efforts, concerns about the markets’ dependence on the Fed’s provision of liquidity have grown.” If there is anything to update with respect to current action taken by the Fed, please consider revising the disclosure.

Response: The Trust and its management have reviewed the referenced disclosure and believe it remains relevant; however, in response to the comment, the Trust has expanded the referenced disclosure to include the following disclosure:

Policy changes by the U.S. government and/or the Fed and political events within the United States may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. A downgrade of the ratings of U.S. government debt obligations, or concerns about the U.S. government’s credit quality in general, could have a substantial negative effect on the U.S. and global economies. High public debt in the United States and other countries creates ongoing systemic and market risks and policymaking uncertainty.

g.	Comment: In the “Derivatives Risk” disclosure, please include specific risk disclosure regarding futures, forwards and swaps, which are identified as principal investments of the Fund.

Response: The Trust believes that the current “Derivatives Risk” disclosure describes the principal risks associated with investments in futures, forwards and swaps. The Trust also notes that the “Principal Investment Risks” sub-section in the “More information on strategies and risks” section of the statutory prospectus includes additional risk disclosure specific to futures, forwards and swaps. This discussion supplements the summary “Derivatives Risk” discussion, consistent with Items 4 and 9 of Form N-1A. The Trust believes that the current disclosure is appropriate and that no revisions are necessary.

h.

Comment: In the “Emerging Markets Risk” disclosure, please disclose the risks associated with investments in China or explain supplementally why those risks are not principal risks for the Fund. Please see the April 21, 2020 public statement by the SEC Chairman titled “Emerging Market Investments Entail Significant Disclosure, Financial Reporting and other Risks; Remedies are Limited.”

U.S. Securities and Exchange Commission

February 8, 2023

Response: The Trust does not consider risks associated with investments in China to be principal investment risks for the Fund. The Trust confirms that it has reviewed the “Emerging Markets Risk” disclosure included in the Fund’s prospectus and has determined that the disclosure is appropriate. The Trust has included information about the risks associated with investments in China specifically in the SAI.

i.

Comment: Convertible Securities Risk – If the Fund may invest in contingent convertible securities (“CoCos”), then please explain supplementally the extent to which it may do so. The Staff may have additional disclosure comments based on the response.

Response: The Trust confirms that the Fund does not invest in CoCos as a principal investment strategy. Accordingly, no additional disclosure in the principal investment strategy or risk section is necessary. The Trust has included information about the risks associated with investments in CoCos specifically in the SAI.

j.

Comment: In the “Loan Risk” disclosure, please make clear that this risk factor refers to bank loans. Also, if the Fund may hold a significant amount of “covenant lite” loans, please disclose that in the “Principal Investment Strategy” section and revise the Loan Risk disclosure to address risks associated with such loans.

Response: The Trust has revised the “Loan Risk” disclosure to clarify that this risk factor refers to bank loans. Also, the Trust confirms that the Fund does not invest in “covenant lite” loans as a principal investment strategy. Accordingly, no additional disclosure in the principal investment strategy or risk section is necessary. The Trust notes, however, that risks associated with investments in “covenant lite” loans are currently included in the risk factor in the statutory risk section.

k.

Comment: Portfolio Turnover Risk – The Staff assumes that this risk factor is included because of the Fund’s repositioning; however, if the repositioning will result in higher portfolio turnover risk, please make that clear in the disclosure. Also, if there could be adverse tax consequences to shareholders as a result of the repositioning, please disclose.

Response: The Trust notes that, prior to the Fund’s repositioning, the Fund’s principal investment strategy disclosed that “[t]he Fund’s holdings may be frequently adjusted to reflect the Sub-Adviser’s assessment of changing risks, which could result in high portfolio turnover[,]” and the Fund included Portfolio Turnover Risk as a principal risk. Following the Fund’s repositioning, the Fund’s principal investment strategy continues to include that same sentence, and the Fund continues to include Portfolio Turnover Risk as a principal risk. Thus, following its repositioning, the Fund continues to be subject to high portfolio turnover risk and its disclosure has not changed in this regard. The Trust further notes that the Fund notified shareholders of its repositioning in a supplement to the Fund’s prospectus dated August 18, 2022. Among other aspects of the Fund’s repositioning, the supplement disclosed, in particular, the following:

In connection with its restructuring, the Fund will experience a transition period during which substantially all of the securities held in the Fund will be sold and the Fund repositioned. The Fund may not pursue its investment objective and principal investment strategy during the transition period and may incur increased brokerage commissions and other transaction costs in connection with the restructuring. The repositioning of the Fund’s securities holdings may result in

U.S. Securities and Exchange Commission

February 8, 2023

higher taxes when Fund shares are held in a taxable account. Investors should consult with their own tax advisor concerning their particular tax situation.

In light of the foregoing, the Trust has concluded that no changes to the disclosure are necessary.

l.

Comment: The Staff notes that “Real Estate Investing Risk” is included as a principal risk. If there are any principal risks associated with investments in sub-prime mortgages, please disclose in the principal risk section as well as in the principal strategy section, and disclose that the liquidity of those types of securities could change dramatically over time.

Response: The Trust confirms that the Fund does not invest in sub-prime mortgages as a principal investment strategy. Accordingly, no additional disclosure in the principal investment strategy or risk section is necessary. The Trust notes, however, that risks associated with investments in sub-prime mortgages, as well as disclosure that the liquidity of these types of securities could change dramatically over time, is currently included in the risk factor in the statutory risk section.

2.	Statutory Prospectus

a.

Comment: Per Item 9(b)(1) of Form N-1A, please describe the Fund’s principal investment strategies in the Item 9 disclosure, which begins on page 17 in the section titled “More information on strategies and risks.” The Staff is looking for a layered disclosure approach where the Fund has a summary and then more detailed disclosure in Item 9.

Also, the first paragraph in the section titled “Additional Information about the Investment Strategies” beginning on page 17 states that “The following provides additional information regarding the principal investment strategies discussed in the “About the Fund — Investments, Risks, and Performance — Principal Investment Strategy” section for the Fund, and information about additional investment strategies that the Fund may employ in pursing its investment objective.” Please move all non-principal investment strategies to the SAI or clearly distinguish which investment strategies are principal and which are not. See Items 9(b) and 16(b) of Form N-1A as well as Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014). Similarly, the first paragraph in the section titled “Risks” beginning on page 20 states that “Some of the risks of investing in the Fund are discussed below, including the principal risks of the Fund as discussed in “About the Fund — Investments, Risks, and Performance — Principal Risks.” Please apply the same comment with respect to the “Risks” section.

Response: The Trust submits that the Item 4 disclosure included in the Fund’s summary prospectus is an adequate and appropriate summary of the Fund’s principal strategies and risks based on the Item 9 disclosure; consistent with Form N-1A instructions, the Item 9 disclosure is not required to include or repeat all of the disclosure that is included in response to Item 4.

The Trust notes that, as required by Item 4 of Form N-1A, the summary prospectus describes the Fund’s principal investment strategies. Additional information associated with the Fund’s principal strategies is described within the statutory prospectus. The “More information on strategies and risks” section of the statutory prospectus affirms that the Fund’s principal strategies are discussed in the summary prospectus. The Trust also notes that, as required by Item 4 of Form N-1A, the summary prospectus identifies the Fund’s principal risks. Additional information associated with the Fund’s principal risks is described within the statutory prospectus. The “More information on strategies and risks” section of the statutory prospectus affirms that the Fund’s principal risks are

U.S. Securities and Exchange Commission

February 8, 2023

discussed in the summary prospectus. In addition, this section includes a separate sub-section for “Principal Investment Risks,” which provides additional information about the Fund’s principal risks identified in the summary prospectus, and separate sub-sections for “Additional Information about Risks,” which provides additional information that may be associated with the Fund’s principal risks but that may not be principal to the Fund’s investment strategies, and “General Investment Risks.” The Trust believes that this approach is permissible under General Instruction C of Form N-1A, which provides that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required” so long as the information does not impede understanding of the information that is required to be included.

General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal strategy or a principal risk in response to Item 9(b). Furthermore, the Trust has reviewed the organization of the risk disclosure in the “More information on strategies and risks” section of the statutory prospectus – including the use of the aforementioned sub-sections – and believes that the current risk disclosure is clear, adequate and appropriately placed. Accordingly, the Trust respectfully submits that no revisions are necessary.

3.	Statement of Additional Information

a.

Comment: Regarding the discussion of the concentration policy in “Notations Regarding the Funds’ Fundamental Restrictions” (on page 5 of the SAI), the Staff notes the following disclosure: “Each Fund may invest in securities of other investment companies or investment vehicles that may concentrate their assets in one or more industries. Each Fund may consider the concentration of such investment companies and investment vehicles in determining compliance with the fundamental restriction.” The Staff’s position is that the investments of all of a Fund’s underlying funds should be considered for purposes of determining compliance with a concentration policy, and not just of those underlying funds that concentrate their investments. Please modify the disclosure quoted above to delete the language “that may concentrate their assets in one or more industries.” In addition, please revise the explanatory note to state that “Each Fund will consider the investments of such investment companies and investment vehicles in determining compliance with the fundamental restriction.”

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring a Fund’s industry concentration limit. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

b.

Comment: The Staff notes the Rule 18f-4 disclosure included at page 12 and requests that the Trust clarify whether the Fund is a “limited derivatives user” (as that term is defined in the rule). The Staff also requests that the Trust disclose in the prospectus how the Fund is classified for purposes of the rule.

Response: The Trust respectfully submits that it is not aware of any Form N-1A requirement to include such disclosure in the SAI or the prospectus. The Trust notes that, as required by Form N-1A, the Fund’s use of derivatives transactions as a principal investment strategy and the principal

U.S. Securities and Exchange Commission

February 8, 2023

risks associated with the Fund’s derivatives exposure are described in the summary prospectus; the Fund’s use of derivatives transactions as a principal investment strategy and the principal risks associated with the Fund’s derivatives exposure, as well as additional information associated with these principal investment strategies and risks, is described within the statutory prospectus; and additional information associated with the Fund’s use of derivatives transactions and the risks associated with the Fund’s derivatives exposure is described within the SAI. The Trust believes that the existing disclosure is consistent with the requirements of Form N-1A and respectfully declines to make any disclosure changes in response to this comment.

c.

Comment: The staff notes that the Trust has included, in the “Other Information – Derivative and Direct Actions” section of the SAI, certain disclosure from a prior staff comment with respect to derivative shareholder actions and demand requirements. As in the prior comment, the Staff is requesting that this disclosure be included in the Fund’s prospectus.

Response: The Trust has considered the staff’s request and believes that placement in the SAI of the above-referenced disclosure is appropriate. The Trust respectfully submits that it is not aware of any Form N-1A requirement to include such disclosure in the prospectus. Indeed, the Trust believes that the placement of the disclosure in the SAI is consistent with Items 15 and 22 of Form N-1A, which expressly require funds to include, in the SAI, disclosure regarding organizational matters and the rights and privileges of owning shares of a fund, as well as with the General Instructions of Form N-1A, which state, among other things, that the purpose of the SAI is to include information that “some investors may find useful” but which is not “essential information” that should be included in the prospectus. See General Instruction C.2. Accordingly, the Trust respectfully declines to make any disclosure changes in response to this comment.

*        *        *         *        *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

Mark C. Amorosi

cc:	Maureen Kane, Esq.

Nadia Persaud, Esq.

Equitable Investment Management, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP